UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Pre-Paid Legal Services, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

740065 10 7

 (CUSIP Number)

Thomas W. Smith
323 Railroad Avenue
Greenwich, CT 06830
(203) 661-1200

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2008

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 740065 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Thomas W. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 830,130
	8	SHARED VOTING POWER 2,162,437
	9	SOLE DISPOSITIVE POWER 1,087,530
	10	SHARED DISPOSITIVE POWER 2,162,437
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,249,967
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 740065 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Scott J. Vassalluzzo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): PF and OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,000
	8	SHARED VOTING POWER 2,162,437
	9	SOLE DISPOSITIVE POWER 20,100
	10	SHARED DISPOSITIVE POWER 2,162,437
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,182,537
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 740065 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Steven M. Fischer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO (Funds of Managed Accounts)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,097,437
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,097,437
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,097,537
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 740065 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Idoya Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,041,456
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,041,456
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,041,456
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 740065 10 7

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Prescott Associates L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Not Applicable
6	CITIZEN OR PLACE OF ORGANIZATION New York Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,014,675
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,014,675
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,014,675
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON PN

Explanatory Note:

The following constitutes Amendment No. 4 ("Amendment") to the joint filing on Schedule 13D by Thomas W. Smith, Scott J. Vassalluzzo, Idoya Partners and Prescott Associates originally filed with the Securities Exchange Commission on March 20, 2002, as amended by Amendment No. 1 filed on November 12, 2002, Amendment No. 2 filed on October 21, 2004 and  Amendment No. 3 filed on February 3, 2005 (the “Original Schedule 13D"). The Original Schedule 13D is being further amended to reflect the addition of Steven M. Fischer as a joint filer.

The Original Schedule 13D is hereby amended and restated in its entirety as follows:

Item 1. Security and Issuer

This statement relates to the common stock, $0.01 par value (the "Common Stock"), of Pre-Paid Legal Services, Inc., an Oklahoma corporation whose principal executive offices are located at One Pre-Paid Way, Ada, Oklahoma 74820 (the "Issuer").

Item 2. Identity and Background

(a) - (f) This Statement is filed jointly by: (i) Thomas W. Smith, Scott J. Vassalluzzo and Steven M. Fischer, each of whom is a private investment manager; (ii) Idoya Partners L.P. (“Idoya Partners”) and Prescott Associates L.P. (“Prescott Associates”), each a New York limited partnership for which Messrs. Smith, Vassalluzzo and Fischer are each a general partner (the persons and entities in (i) through (ii) are referred to collectively herein as the "Reporting Persons"). The business address for each of the Reporting Persons is 323 Railroad Avenue, Greenwich, Connecticut 06830. The filing of this statement shall not be deemed to be an admission that the Reporting Persons comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The Reporting Persons each disclaim beneficial ownership of the shares reported in this Schedule 13D in excess of those shares as to which they have or share voting or investment authority.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has any Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of Messrs. Smith, Vassalluzzo and Fischer is a citizen of the United States. Idoya Partners and Prescott Associates are New York limited partnerships.

Item 3. Source and Amount of Funds or Other Consideration

In order to fund the purchase of the Common Stock reported herein, the Managed Accounts (as hereinafter defined) contributed in the aggregate $44,369,961 of the funds of the Managed Accounts (including $17,983,167 and $17,633,417 contributed by Idoya Partners and Prescott Associates, respectively), Mr. Smith contributed $20,001,389 of his personal funds and Mr. Vassalluzzo contributed $133,154 of his personal funds.

Item 4. Purpose of Transaction

As described more fully in Item 5 below, Messrs. Smith, Vassalluzzo and Fischer beneficially own 2,442,467, 2,173,537 and 2,162,437 shares of Common Stock, respectively, in their capacity as investment managers for Idoya Partners, Prescott Associates and other managed accounts (the "Managed Accounts"). The Managed Accounts consist of investment accounts for: (i) three private investment limited partnerships (including Idoya Partners and Prescott Associates) for which Messrs. Smith, Vassalluzzo and Fischer are each a general partner, (ii) an employee profit-sharing plan of a corporation wholly-owned by Mr. Smith and for which Messrs. Smith and Vassalluzzo are each a trustee, (iii) a private charitable foundation established by Mr. Smith and for which Mr. Smith acts as trustee, and (iv) certain family members of Messrs Smith and Vassalluzzo and trusts for the benefit of certain family members of Mr. Smith. In addition, Messrs. Smith and Vassalluzzo own 807,500 and 9,000 shares of Common Stock, respectively, for their own accounts (collectively, the "Personal Shares"). The 2,453,567 shares of Common Stock owned by the Managed Accounts (the "Managed Account Shares") were acquired by the Reporting Persons on behalf of the Managed Accounts for the purpose of achieving the investment goals of the Managed Accounts. Messrs. Smith and Vassalluzzo acquired the Personal Shares for investment purposes. Based on market conditions, an evaluation of alternative investments and such other factors as may be considered relevant, the Reporting Persons may purchase or sell Common Stock from time to time on terms considered desirable by the Reporting Persons. The Reporting Persons may talk or hold discussions with various parties, including, but not limited to, the Issuer's management, its board of directors, and other shareholders and third parties, for the purpose of developing and implementing strategies to maximize shareholder value, including strategies that may, in the future, result in the occurrence of one or more of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. Subject to the foregoing, none of the Reporting Persons has any present plan or proposal which relates to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, each Reporting Person disclaims any obligation to report any plan or proposal known to such Reporting Person solely as a result of Mr. Smith's position as a director of the Issuer and his participation in such capacity in decisions involving an action or event described in clauses (a) through (j) in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) Based on the 12,432,491 shares of Common Stock reported as outstanding in the Issuer's annual report on Form 10-K/A filed on June 30, 2008, the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: Mr. Smith - 3,249,967 shares (26.1%); Mr. Vassalluzzo - 2,182,537 shares (17.6%); Mr. Fischer - 2,097,437 shares (16.9%); Idoya Partners - 1,041,456 shares (8.4%); and Prescott Associates - 1,014,675 shares (8.2%).

(b)  Messrs. Smith and Vassalluzzo have the sole power to vote or to direct the vote of 830,130 and 9,000 shares of Common Stock, respectively, and to dispose or to direct the disposition of 1,087,530 and 20,100 shares of Common Stock, respectively. Mr. Fischer has the sole power to vote or to direct the vote and to dispose or direct the disposition of no shares. Idoya Partners and Prescott Associates have the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 1,041,456 and 1,014,675 shares of Common Stock, respectively. Of the 2,453,567 shares of Common Stock owned by the Managed Accounts, Messrs. Smith, Vassalluzzo and Fischer share the power to vote or to direct the vote of and dispose or to direct the disposition of 2,162,437, 2,162,437 and 2,097,437 shares of Common Stock, respectively. Idoya Partners and Prescott Associates do not share the power to vote or to direct the vote and dispose or to direct the disposition of any Common Stock.

(c)  During the sixty (60) days prior to the date of this filing, the Reporting Persons effected no transactions involving shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

With respect to any Managed Account established for the benefit of family members or friends of Messrs. Smith and Vassalluzzo, the voting and investment authority accorded the Reporting Person is subject to each beneficiary's ability, if so provided, to terminate or otherwise direct the disposition of the Managed Account. Subject to the foregoing, and except as otherwise set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the Reporting Persons and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, or any finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

1. Agreement relating to the joint filing of this statement on Schedule 13D/A dated July 11, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2008

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

/s/ Steven M. Fischer
Steven M. Fischer

IDOYA PARTNERS L.P.

/s/ Thomas W. Smith
By: Thomas W. Smith
Its: General Partner

PRESCOTT ASSOCIATES L.P.

/s/ Thomas W. Smith
By: Thomas W. Smith
Its: General Partner

Exhibit 1

Joint Filing Agreement

The undersigned agree that the foregoing statement on Schedule 13D/A, dated July 11, 2008, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Date: July 11, 2008

/s/ Thomas W. Smith
Thomas W. Smith

/s/ Scott J. Vassalluzzo
Scott J. Vassalluzzo

/s/ Steven M. Fischer
Steven M. Fischer

IDOYA PARTNERS L.P.

/s/ Thomas W. Smith
By: Thomas W. Smith
Its: General Partner

PRESCOTT ASSOCIATES L.P.

/s/ Thomas W. Smith
By: Thomas W. Smith
Its: General Partner